[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: 212.859.8272 Fax: 212.859.4000 gelfost@ffhsj.com
October 27, 2006

Christian Windsor
Special Counsel
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  ACA Capital Holdings, Inc.,
  Registration Statement on Form S-1
  File No. 333-133949
  (the "Registration Statement")

Dear Mr. Windsor:

        This letter sets forth the response of ACA Capital Holdings, Inc. (the "Company") to the comment letter, dated October 23, 2006, of the staff of the Division of Corporation Finance (the "Staff"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 4 to the Registration Statement. This letter is being filed with Amendment No. 4 to the Company's Registration Statement. We have also revised the Registration Statement to include information in respect of our prior letter dated October 24, 2006 that responds to certain comments that we provided would be reflected at a later date.

  Investment Company Act, page 23

  1.
  You essentially explain that the Company is not required to register as an investment company because it does not meet the definition of investment company under section 3(a)(1)(C) of the Investment Company Act of 1940 ("Investment Company Act"). You explain that approximately 90% of the Company's total assets (exclusive of Government securities and cash), on an unconsolidated basis, consist of its interest in ACA Financial Guaranty, an insurance company excluded from the definition of investment company under section 3(c)(3) and section 2(a)(17) of the Investment Company Act.

    Unless relevant to the investment company status of the Company, please delete the reference to the investment company status of the Company's subsidiaries and their reliance on various exemptions or provide additional detail explaining the relevance of the status of the subsidiaries as well the exceptions from the definition of investment company relied upon by the subsidiaries.

Response:    The Company deleted the reference to the investment company status of the Company's subsidiaries and their reliance on various exemptions in response to the Staff's comment.

  2.
  Please include a brief discussion of the business-line (e.g., insurance) that is the major source of the Company's income.

Response:    The Company added disclosure to its Registration Statement in response to the Staff's comment, specifically addressing that the insurance lines of business comprise a majority of ACA Financial Guaranty's net income on an unconsolidated basis. The Company also clarified that the assets represented by its ownership interest in ACA Financial Guaranty as presented is a calculation of its "total" assets and that the calculation is "exclusive of government securities and cash items."

  Investment Adviser, page 24

  3.
  Company is not a registered investment adviser; only the subsidiary, ACA Management, L.L.C., is an investment adviser registered with the Commission. Please revise the disclosure.

Response:    The Company revised the disclosure pursuant to the Staff's comment.

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:
Kathryn McHale (Securities and Exchange Commission)
Alan S. Roseman (ACA Capital Holdings, Inc.)
Edward U. Gilpin (ACA Capital Holdings, Inc.)
Nora J. Dahlman (ACA Capital Holdings, Inc.)
Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ethan T. James (Davis Polk & Wardwell)